                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               ANSON BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   036389-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Warren A. Mackey
                             c/o CAI Advisors, Inc.
                           767 Fifth Avenue, 5th Floor
                    New York, New York 10153; (212) 319-2525
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         This Document contains 4 Pages.


CUSIP NO. 036389-10-4                       SCHEDULE 13D                          PAGE    2    OF    4    PAGES
          -----------                                                                    ---        ---

        ---------------------------------------------------------------------------------------------------------------
        1         NAME OF REPORTING PERSON

                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Warren A. Mackey
        ---------------------------------------------------------------------------------------------------------------

        2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)[ ]
                                                                                            (b)[ ]

        ---------------------------------------------------------------------------------------------------------------

        3         SEC USE ONLY

        ---------------------------------------------------------------------------------------------------------------
        4         SOURCE OF FUNDS*

                  00

        ---------------------------------------------------------------------------------------------------------------

        5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]


        ----------------------------------------------------------------------------------------------------------------

        6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
        ----------------------------------------------------------------------------------------------------------------

           NUMBER OF                    7        SOLE VOTING POWER

            SHARES                               51,100
                                        --------------------------------------------------------------------------------
         BENEFICIALLY                   8        SHARED VOTING POWER

           OWNED BY                               -0-

                                        --------------------------------------------------------------------------------
             EACH                       9        SOLE DISPOSITIVE POWER

           REPORTING                             51,100

                                       --------------------------------------------------------------------------------
            PERSON                     10        SHARED DISPOSITIVE POWER

             WITH                                 -0-

                                       --------------------------------------------------------------------------------

       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              51,100

       ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


       -----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.7%

       -----------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON*

                  IN

       -----------------------------------------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D/A

                  Warren A. Mackey hereby amends his Statement on Schedule 13D with respect to the shares of common stock, no par value ("Shares"), of Anson Bancorp, Inc., a North Carolina corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the previously filed Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  -------------------------------------------------

                  Item 3 is amended to add the following:

                  As of the date hereof, the Reporting Person has used an additional approximately $174,000 to acquire its Shares. The source of the funds was the working capital of Arles Partners LP.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  --------------------------------

                  Item 5 is amended to add the following:

                  (i) SHARE OWNERSHIP. As of the date hereof, the Reporting Person beneficially owns 51,100 Shares, or 8.7% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1998 (585,124).

                  (ii) RECENT TRANSACTIONS. The Reporting Person, through Arles Partners LP, made the following purchases of Shares in open market transactions in the over-the-counter market.

                                                                                Purchase Price Per
                           Date             Number of Shares                          Share
                           ----             ----------------                          -----

                           8/26/98                    9,000                          $11.750
                           9/2/98                     6,000                          $11.375







                                Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 4, 1998





                                              By: /s/ Warren A. Mackey
                                                 -------------------------------
                                                      Warren A. Mackey



                                Page 4 of 4 Pages